UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2020

Commission File Number: 001-33773

B COMMUNICATIONS LTD.

(Translation of registrant’s name into English)

144 Menachem Begin Street, Tel Aviv 649210, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Settlement of Class Action Against B Communications in New York

On August 10, 2020, following a hearing held on that same day, the U.S. District Court for the Southern District of New York (the “Court”) entered an order (the “Final Order”) granting final approval of the Stipulation and Agreement of Settlement, dated March 3, 2020, providing for the settlement of the securities class action captioned Rex and Roberta Ling Living Trust U/A December 6, 1990, as amended, et al. v. B Communications Ltd., et al. (the “Class Action Settlement Agreement”). The Class Action Settlement Agreement provides, among other terms, for a settlement payment by the Company in an amount of $1.2 million.

As previously reported, the Court had granted preliminary approval of the settlement in an order dated April 10, 2020.  One of the Company’s insurance carriers funded the settlement payment into an escrow account established pursuant to the Class Action Settlement Agreement. The Final Order also approved the award of attorneys’ fees and expenses to plaintiffs’ counsel, which will be paid from the settlement payment that is being held in the escrow account.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

B COMMUNICATIONS LTD.

Date: August 11, 2020	By:	/s/ Tomer Raved
Name: Tomer Raved
Title: Chief Executive Officer

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